

November 3, 2011

<u>Via E-mail</u>
Mr. Xin Li
Chief Executive Officer and Director
SGB International Holdings Inc.
No. 25 Jia He Road, Xinjing Centre, Unit C2606
Siming District, Xiamen City, Fujian Province
PRC China 361000

> **Re: SGB International Holdings Inc.**
> **Amendment No. 3 to Form 8-K**
> **Filed October 24, 2011**
> **File No. 000-53490**

Dear Mr. Li:

We have reviewed your amended filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendments to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Business, page 6</u>

<u>Our Mining Operations, page 12</u>

1. We note your response to comment 2 from our letter dated September 29, 2011. As previously requested, please explain why your prior and new permits limit your annual production rate to 90,000 t/a, and disclose whether this is the production amount you sought, or whether you sought a larger rate and the relevant authorities authorized a smaller amount.

<u>Environmental, Health and Safety Approvals, page 16</u>

2. We note your responses to comments 5 and 6 from our letter dated September 29, 2011 and your revised disclosure on page 17. Please clarify why your use of a "new constructed coal gangue storage facility" may result in a fine or temporary shut-down of

mine operations. Please also expand your disclosure to further explain the basis for your belief that you will receive final acceptance of your ventilation (including your firefighting system) for your new permit (C2300002011051120112047), despite your stated intent to refrain from applying for firefighting design approval.

Regulations of Taxation, page 28

3. We note your response to comment 9 from our letter dated September 29, 2011 as well as your disclosure that the current VAT rate the local Coal Management Authority collects is about $3.62 per ton and is subject to adjustment from time to time. Please disclose the frequency and magnitude of any such adjustments during the last three years. In addition, please also disclose the VAT rate as a percentage of the gross sales proceeds so that investors can compare your rate with the rate promulgated by the Provisional Regulations on Value-Added Tax of the PRC.

Notice Concerning Foreign Exchange Controls on Domestic Residents'…, page 29

4. We note your response to comment 12 from our letter dated September 29, 2011. The opinion does not appear to support your statements on page 29 that legal counsel advised you that the reverse acquisition complied with the PRC Mineral Resources Laws and that there was no material relationship that existed between SGB International, the former principal shareholders of SGB International prior to the reverse acquisition and the shareholders of Dragon International prior to the time of the reverse acquisition. Please advise or revise your filing to clarify that these statements are your beliefs and not those of your Chinese legal counsel. If these statements are your beliefs, your revised disclosure should provide the basis for such beliefs.

Management's Discussion and Analysis…, page 40

Net Sales, page 41

5. We note your response to comment 15 from our letter dated September 29, 2011 and your revised disclosure on page 41 which states that you anticipate your operation will be back to 100% by the end of June 2011. Please disclose the basis for this statement in light of your disclosure that the work on your tunnels will not be completed until June 2012.

Cash Requirements, page 48

6. We note your response to comment 16 from our letter dated September 29, 2011. As previously requested, please disclose the dates of the loans from Mr. Lin Longwen and Mr. Chen Yongle. Also disclose the corporate entities that received the loans and the extent to which the loans were used in connection with the reverse merger and corporate restructurings in anticipation of the reverse merger.

<u>Directors and Executive Officers, page 50</u>

<u>Thomas Tze Khern Teo, Chief Financial Officer and Corporate Secretary, page 51</u>

7. We note your response to comment 17 from our letter dated September 29, 2011. As previously requested, please revise your disclosure to identify the business activities of Sunshine Holdings Limited and the date when Sunshine Holdings Limited announced its proposed diversification in the commodities, minerals and resources business. If applicable, address the extent to which the company expects there will be conflicts of interest between the two entities and address how that will impact the company. Disclose the material terms of the provisions of the Business Corporation Act (British Columbia) relating to conflicts of interest.

8. Disclose the material terms of the conflict of interest policy and the date that it was adopted.

9. We note that the definition of a conflict of interest in your conflict of interest policy is a situation in which a director or senior officer has a "personal interest" which conflicts with the company. Disclose whether Mr. Yeo's involvement with Sunshine Holdings Limited would be deemed a "personal" interest for the purposes of this policy. Indicate whether Mr. Yeo has provided the requisite disclosure to the chairman of the board for this conflict of interest.

    You may contact Michael Henderson, Staff Accountant, at 202-551-3364 or Terry French, Accountant Branch Chief, at 202-551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Plowgian, Attorney-Adviser, at 202-551-3367 or Kathleen Krebs, Special Counsel at 202-551-3350 with any other questions.

                                            Sincerely,

                                            /s/ Kathleen Krebs for

                                            Larry Spirgel
                                            Assistant Director

cc: <u>Via E-mail</u>
        Clark Wilson LLP
        Attn: L.K. Larry Yen, Esq.